Exhibit 99.2

NORSAT INTERNATIONAL INC.

2014 NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS AND INFORMATION CIRCULAR

MARCH 26, 2014

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	1

INFORMATION CIRCULAR	2
SOLICITATION OF PROXIES	2
APPOINTMENT AND REVOCATION OF PROXIES	2
VALIDITY OF PROXIES	3
VOTING OF PROXIES	3
ADVICE TO NON-REGISTERED SHAREHOLDERS	3
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	4

MATTERS TO BE ACTED UPON	4
FINANCIAL STATEMENTS	4
ELECTION OF DIRECTORS	4
APPOINTMENT OF AUDITOR	7
ANY OTHER MATTERS	7
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	8
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	8

OTHER INFORMATION REGARDING THE COMPANY	8
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	8
MANDATE AND REPORT OF THE BOARD	8
MANDATE AND REPORT OF THE COMPENSATION COMMITTEE	11
DIRECTORS’ COMPENSATION	12
EXECUTIVE COMPENSATION	18
MANDATE AND REPORT OF THE AUDIT COMMITTEE	20
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	22
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	23
ADDITIONAL INFORMATION	23
APPROVAL OF CIRCULAR	23

APPENDIX A – AUDIT COMMITTEE CHARTER	A-1

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NORSAT INTERNATIONAL INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of Shareholders of NORSAT INTERNATIONAL INC. (the “Company”) will be held at the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, B.C., V6C 2Y9 on Wednesday, May 7, 2014 at 2:00 p.m. (Pacific time), for the following purposes:

1.	To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2013, together with the report of the auditors thereon;

2.	To set the number of directors for the Company’s Board of Directors and to elect the directors of the Company for the ensuing year;

3.	To appoint Grant Thornton LLP as the auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

4.	To transact such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

The directors of the Company have fixed the close of business on April 2, 2014 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting. Only registered shareholders of the Company as of April 2, 2014 will be entitled to vote, in person or by proxy, at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Investor Services Inc., Attention Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, before 10:00 a.m. (Pacific time) on May 5, 2014 or no less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjournment thereof.

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

DATED at Richmond, British Columbia, as of this 3rd day of April, 2014.

By order of the Board of Directors

“Arthur Chin”

Arthur Chin
Chief Financial Officer

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NORSAT INTERNATIONAL INC.

INFORMATION CIRCULAR

This Information Circular is furnished to the shareholders of Norsat International Inc. (the “Company”) by management for use at the Annual General Meeting (the “Meeting”) of the Company (and any adjournment thereof) to be held on May 7, 2014 at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting.

The Board of Directors of the Company (the “Board”) has approved the contents and the sending of this Information Circular. Unless otherwise indicated, all information is given as of March 26, 2014 and all dollar amounts referred to herein are in United States Dollars.

SOLICITATION OF PROXIES

The accompanying form of proxy is being solicited by and on behalf of the management of the Company. All costs of solicitation by management will be borne by the Company. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY CROSSING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. The signature must conform to the name of the shareholder(s) as registered. To be valid, a proxy must be dated and signed by the shareholder(s) or his attorney authorized in writing. Executors, administrators, trustees or other personal representatives signing on behalf of a registered shareholder(s) should so indicate when signing. Where common shares are held jointly, either owner may sign. Where common shares are held by a company, a duly authorized officer or attorney of the company must sign. If the proxy is executed by the personal representative for an individual shareholder(s) or by an officer or attorney of a corporate shareholder(s), not under its corporate seal, the instrument empowering the personal representative, officer or attorney, as the case may be, or a notarial certified copy thereof, must accompany the proxy.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, Suite 110 - 4020 Viking Way, Richmond, British Columbia, V6V 2L4 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

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VALIDITY OF PROXIES

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting prior to the commencement of the meeting.

A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

VOTING OF PROXIES

COMMON SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY WILL BE VOTED IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made. SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The accompanying form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the accompanying form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter, which may be presented to the Meeting.

ADVICE TO NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the Company’s records or validly appointed proxy holders are permitted to vote at the Meeting. Most shareholders are “non-registered” shareholders because their shares are registered in the name of a nominee, such as a brokerage firm, bank, trust company, trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan or a clearing agency such as CDS Clearing and Depository Services Inc. (a “Nominee”). If you purchased your shares through a broker, you are likely a non-registered shareholder.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding your common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

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VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company’s authorized capital consists of an unlimited number of common shares without par value, of which 58,316,532 common shares are issued and outstanding as at March 26, 2014.

Only persons registered as shareholders on the books of the Company as of the close of business on April 2, 2014 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at Computershare’s principal offices in Toronto and Vancouver, and at the Meeting.

To the knowledge of the directors and executive officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company.

MATTERS TO BE ACTED UPON

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2013, and the auditors’ report thereon, will be presented at the Meeting and have been filed along with related Management’s Discussion and Analysis (“MD&A”) under the Company’s profile on SEDAR at www.sedar.com.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Each of the nominees named below has consented to act as a director of the Company. In the event the Company is advised prior to the election of directors at the Meeting that any such individual is unable or unwilling to so act, a completed proxy will confer discretionary authority on the proxy holder so named to vote for the election of such other individual who may be nominated at the Meeting.

The Company’s majority voting policy applies to this election. Under this policy, a director who is elected in an uncontested election with more votes withheld than voted in favour of his or her election will be required to tender his or her resignation to the Board Chairman for consideration by the Board. The resignation will be effective when accepted by the Board. The Board expects that resignations will be accepted, unless extenuating circumstances warrant a contrary decision. The Board will announce its decision (including the reason for not accepting any resignation) by press release within 90 days of the Meeting where the election was held.

Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia) (“BCBCA”).

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Advance Notice Policy

On April 3, 2013, the Board adopted an advance notice policy (the “Advance Notice Policy”) with immediate effect. The Advance Notice Policy provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the BCBCA or (ii) a shareholder proposal made pursuant to the provisions of the BCBCA.

The purpose of the Advance Notice Policy is to foster a variety of interests of the shareholders and the Company by ensuring that all shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice Policy fixes a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the minimum information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

The Advance Notice Policy also requires all proposed director nominees to deliver a written representation and agreement that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director.

The foregoing is merely a summary of the Advance Notice Policy, is not comprehensive and is qualified by the full text of such policy, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com.

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The size of the Board is currently determined at five. The following table and notes thereto state the name of each person proposed to be nominated by management for election as a director, the province or state and country in which he/she is ordinarily resident, all offices of the Company now held by him/her, his/her principal occupation, the period of time for which he/she has been a director of the Company, and the number of common shares of the Company beneficially owned by him/her, directly or indirectly, or over which he/she exercises control or direction, as at the date hereof:

Name, Province and Country of Residence	Position with the Company	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned, Controlled or Directed(1)
Fabio Doninelli Chiasso, Switzerland	Chair of the Board	President and Board Member of Prismafin S.A., an international investment organization.	March 2011	2,187,241(2)
Joseph Caprio New York, USA	Director and member of the Compensation Committee	Proprietor and President of Cooperative Collegiate Services, a management and business services company.	May 2005	200,330(3)
Amiee Chan British Columbia, Canada	Director, President and Chief Executive Officer	Director, President and Chief Executive Officer of the Company.	July 2009	644,091
James Topham British Columbia, Canada	Director and Chair of the Audit Committee	Corporate Director of several public and private technology companies. Former Partner KPMG LLP.	May 2011	40,550
Shannon Susko British Columbia, Canada	N/A	CEO Coach/Advisor and Corporate Director.	N/A	Nil

Notes:

(1)

The information as to common shares beneficially owned or over which a director or nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors or nominees individually.

(2)

Mr. Doninelli directly owns 201,666 shares of the Company. By virtue of his position as President of Prismafin S.A., Mr. Doninelli also exercised direction over 1,985,575 common shares of the Company held by Prismafin S.A, bringing his total number of common shares controlled to 2,187,241.

(3)

Mr. Caprio directly owns 159,830 shares of the Company. By virtue of Mr. Caprio’s spouse, he exercises direction over an additional 40,500 shares of the Company, bringing his total number of common shares controlled to 200,330.

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Corporate Cease Trade Orders, Bankruptcies

No proposed director of the Company is or has been, within the past 10 years, a director, chief executive officer or chief financial officer of any company that,

(a)

was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, for more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, for more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company is or has been, within the past 10 years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the past 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties and Sanctions

No nominated director of the Company has been subject to any penalties or sanctions.

Directors’ and Officers’ Liability Insurance

The Company has purchased, at its expense, directors’ and officers’ liability insurance in the amount of $10,000,000. Total premiums expensed during 2013 were $43,034.

APPOINTMENT OF AUDITOR

At the Meeting the shareholders will be asked to appoint Grant Thornton LLP, Chartered Accountants as the auditor of the Company to hold office until the close of the next annual general meeting of shareholders and to authorize the directors to fix their remuneration. Grant Thornton LLP has been the auditor of the Company since March 29, 2010.

The persons named in the accompanying form of proxy intend to vote in favour of the resolution appointing Grant Thornton LLP, Chartered Accountants, unless the shareholder who has given the proxy has directed that the Common Shares represented thereby be withheld from voting in respect of the appointment of auditors.

ANY OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

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INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon, other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Information Circular, none of the directors or executive officers of the Company, nor any proposed management nominee for election as a director of the Company, nor any shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, nor any associate or affiliate of any of the foregoing persons had, since January 1, 2013 (being the commencement of the Company’s last completed financial year), any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

OTHER INFORMATION REGARDING THE COMPANY

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

GENERAL

The Board and senior management consider good corporate governance to be central to the effective, efficient and prudent operation of the Company. During the past year, both management and the Board have monitored and, where appropriate, responded to regulatory developments aimed at improving corporate governance practices, increasing corporate accountability and enhancing the transparency of public company disclosure and will continue to monitor the developments in corporate governance practices.

MANDATE AND REPORT OF THE BOARD

The Board believes that its principal responsibility is to foster the long-term success of the Company in a manner consistent with the Board’s responsibility to the Company’s shareholders to maximize shareholder value and provide strategic oversight. It has statutory obligations to act in the best interests of the Company and it has fiduciary responsibilities to the shareholders.

The Board is committed to ensuring it can function independently of management and it is accountable to the shareholders of the Company. The Board strives to effectively manage the business and affairs of the Company by adopting best practices in corporate governance in order to enhance shareholder value.

To achieve its objective, the Board has developed a governance system of interrelated principles, structures and processes which is designed to, among other things: (i) enable the Board to carry out all its responsibilities; (ii) assist the Board in evaluating and improving its performance; and (iii) achieve high standards of governance, which will ultimately help promote management accountability and will ensure the Board functions independently from management.

The Board has developed and adopted a Board Mandate (the “Mandate”) that contains terms of reference to assist the Board and management in determining responsibilities and maintaining effective communication between the Board and management. The Mandate includes Charters of the Committees of the Board, the Audit Committee and the Compensation Committee. The Mandate also addresses director compensation, director criteria and search process and a board

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and director evaluation process. The full text version of the Mandate can be found at the Company’s webpage at www.norsat.com under “Investors”/”Corporate Governance”.

Membership

The Board considers a director to be independent if the director would be independent for the purposes of National Instrument 58-101 - Disclosure of Corporate Governance Practices and National Policy 58-201 - Corporate Governance Guidelines. Four of the five directors of the Company are independent; they are Fabio Doninelli, Joseph Caprio, James Topham and Andrew Harries. Amiee Chan is also the President and Chief Executive Officer of the Company. By holding these management positions she is not considered to be independent.

The following directors or proposed directors of the Company are directors of reporting issuers or the equivalent in a foreign jurisdiction:

Name	Reporting Issuers or the Equivalent in a Foreign Jurisdiction
James Topham	DDS Wireless International Inc. and Epic Fusion Corp.
Andrew Harries	BSQUARE Corporation

Meetings

The following table sets out the attendance record of directors of the Company during the year ended December 31, 2013:

	Board	Committee	Total
	Meetings	Meetings	Meetings
Name	Attended	Attended	Attended	%
Fabio Doninelli	6 of 6	5 of 5	11 of 11	100%
Joseph Caprio	6 of 6	5 of 5	11 of 11	100%
James Topham	6 of 6	4 of 4	10 of 10	100%
Andrew Harries	6 of 6	1 of 1	7 of 7	100%
Amiee Chan	6 of 6	N/A	6 of 6	100%

There is an opportunity for a separate meeting of independent directors from management during every Board Meeting or at specifically arranged meetings of independent directors.

Position Descriptions

Because of the small size of the Board, the Board has not developed written position descriptions for the Chair and the Chair of each Board committee. The Chairman of the Board is an independent director. His role is to preside over all meetings of the Board, serve as a liaison with the other independent directors, consult regarding agendas and information sent to the Board and notifies other Board members regarding any legitimate shareholder concerns of which he becomes aware. The Chair of each committee, in consultation with each committee member, will determine the frequency and length of committee meetings and will develop the committee’s agenda.

The Board and CEO have not developed a written position description for the CEO; however, a summary of responsibilities is included in the Employment Agreement with the Company. The directors are kept fully informed of management actions that have a material impact on the operation and performance of the Company. All material contracts and agreements are put before the Board for approval and/or ratification. The Board has charged the CEO with the responsibilities for the day to day running of the Company and to propose strategic direction, policies and financial goals for the review, consideration and approval of the Board.

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Orientation and Continuing Education

The Board ensures that all new directors receive a comprehensive orientation. In addition to having extensive discussions with the Chairman of the Board and the CEO with respect to the business and operations of the Company, a new director receives an orientation package, which includes a record of public and other information concerning the Company, prior Board briefing packages and prior minutes of meetings of the Board and applicable Committees. Each director assumes responsibility for keeping themselves informed about the Company’s business and relevant developments outside the Company which affect its business. Individual directors also periodically attend conferences and seminars related to the industry and governance matters organized by professional organizations. Management assists directors by providing them with regular updates on relevant developments and other information which management considers of interest to the Board. The Board also meets regularly to discuss issues outside of the presence of management.

In addition, the directors annually take part in tours of the Company’s operations in order to assist the directors in better understanding the Company’s business. These tours include informal presentations and discussions with management and employees. The Board also encourages senior management to ensure that employees who are seen as potential future senior executives of the Company interact with the Board from time to time to allow the Board members themselves to assess that future potential.

Code of Business Conduct

The Company’s Board adopted a Code of Business Conduct (the “Code”), which applies to all directors, officers and employees of the Company.

The Board monitors compliance with the Code by requiring that all employees have read and signed the Codes (as applicable to them) and by charging management with raising to the Board’s attention any issues that arise with respect to the Code. In addition, the Board has adopted a Whistle-Blower Procedure and process, which allows for anonymous submission of complaints or issues relating to the Code or to any accounting or financial improprieties that may arise. Should any director or officer depart from or violate the Code, a material change report is required to be filed. There have been no such departures or violations, and hence no material change reports have been filed in 2013 related to departures from or violations of the Code.

Nomination of Directors

When a Board vacancy occurs or an increase in the size of the Board is contemplated, the directors will recommend qualified individuals for nomination to the Board. The directors will take into account the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company.

Because of the small size of the Board, the Board has not appointed a separate nominating committee to be responsible to propose and assess potential new directors. At present, a majority of the directors are independent of management of the Company, which will encourage an objective nomination process.

Assessments

Ensuring the effectiveness of the Board is an ongoing process. A formal system for evaluation of the Board as a whole has been established and is performed annually.

Each year the Board formally reviews its own performance, the performance of each committee of the Board and the performance of the Chief Executive Officer. The Board has not formalized an individual director peer assessment because the Board has determined the comprehensive performance assessment that it performs for the Board as a whole and its various committees gives the Chair sufficient information on individual director’s performance.

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Committees of the Board

The active committees of the Board are the Audit Committee and the Compensation Committee.

Compensation

The Board dissolved the Compensation Committee by unanimous vote on November 9, 2006. Since then all functions of the Compensation Committee were performed by the independent members of the Board until November 6, 2012 when the Company reconstituted its Compensation Committee.

MANDATE AND REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee’s mandate is to assist the Board in developing the compensation philosophy and guidelines on director and executive compensation, overseeing succession planning for the executive leadership team, determining the President and CEO’s goals and objectives relative to compensation and performance, reviewing and recommending the President and CEO’s compensation based on evaluation, and determining compensation for executive management other than the President and CEO. The Committee annually reviews and reports to the Board on senior management organizational structure, management’s succession plans for the executive team including specific development plans and career planning for potential successors for both normal career progression and emergency replacement situations. The Committee also manages the Board-approved equity-based incentive plans.

Membership

The Committee’s current members are Mr. Harries (Chair), Mr. Doninelli and Mr. Caprio. All members of the Committee are independent. None of the members of the Committee is or has been an executive officer or employee of the Company or any of its subsidiaries, nor do any members have any indebtedness to the Company or any of its subsidiaries, nor have they any material interest in any actual or proposed transaction in the last financial year which has materially affect or would materially affect the Company.

Meetings

During the year ended December 31, 2013, the Committee met once. At the meeting the Committee met without management present.

Report on Directors’ Compensation

Management reports to the Board once a year the status of Board compensation in relation to other companies. As part of a director's total compensation and to create a direct linkage with corporate performance as well as shareholder value, the Board believes that a meaningful portion of a director's compensation shall be provided and held in stock options and Restricted Share Units (“RSUs”).

Each independent director will receive stock options (at market value) upon joining the Board.

The following table is the directors’ fee structure for the year ended December 31, 2013 in Canadian Dollars:

Chairman of the Board of Directors	Cdn $32,500
Chairman of the Audit Committee	Cdn $27,500
Chairman of the Compensation Committee	Cdn $27,500
Other Board Members	Cdn $22,500

In addition each independent director will be paid Cdn$1,000 for each Board meeting attended in person and Cdn$250 for each Board meeting attended by conference call during the calendar year.

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Each independent director may also receive additional stock options and RSUs if the Company achieves certain annual financial targets. The number of stock options or RSUs will be determined by the Board at the time of grant. The Company also reimburses its directors for disbursements incurred on behalf of the Company.

Fees of Cdn$5,000 per year will also be paid to each director responsible for the Company’s U.S. subsidiaries or CHF5,000 per year for the Swiss subsidiaries.

Changes in Board compensation, if any, will come with the full discussion and concurrence by the Board.

DIRECTORS’ COMPENSATION

Summary Compensation Table

In addition to the reimbursement of reasonable travel and lodging expenses, the following table sets forth details of total compensation in US dollars for each independent director of the Company for the year ended December 31, 2013 (compensation was paid in Canadian dollars, but presented below in US dollars at the average rate of Cdn$1.00 equals US$0.9711):

Name	Fees earned ($)	Share-based awards ($)(1)	Option based awards ($)(2)	Non-Equity Incentive plan compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Fabio Doninelli	40,705	13,843	4,416	Nil	Nil	Nil	58,964
Joseph Caprio	30,590	9,583	3,057	Nil	Nil	Nil	43,231
James Topham	30,590	9,907	3,737	Nil	Nil	Nil	44,234
Andrew Harries	30,590	6,474	3,161	Nil	Nil	Nil	40,225

Notes:

(1)

Amounts represent the grant date fair value of Restricted Share Units based on the assumption of 100% vesting. The fair value is determined by multiplying the Company’s share price by the number of RSUs granted and is amortized over the vesting period.

(2)	Amounts represent the grant date fair value of options based on the assumption of 100% vesting. The fair value is determined under the Black-Scholes Options Pricing Model.

There were no other arrangements under which independent directors were compensated during 2013. No independent directors earned any compensation during 2013 for consultancy or other services provided to the Company.

Although Dr. Chan is a member of the Board of Directors, her compensation is summarized in the section “Executive Compensation”.

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Outstanding share-based awards and option-based awards

The following table sets forth details of outstanding awards for each independent director of the Company as at December 31, 2013:

	Options based awards				Share based awards
Name	No. of securities underlying unexercised options	Options exercise price (Cdn$)	Options expiration date	Value of unexercised in the money options $ (Cdn$)(1)	Number of shares not vested	Market value of share based awards that have not vested (Cdn$)(2)
Fabio Doninelli	150,000 23,214 -	0.86 0.54 -	4-Mar-16 5-Mar-18 -	Nil Nil -	41,843	20,503
Joseph Caprio	20,000 20,000 100,000 16,071 -	0.90 0.70 0.48 0.54 -	1-Apr-14 1-Apr-15 14-Dec-16 5-Mar-18 -	Nil Nil 1,000 Nil -	- - - - 28,626	- - - - 14,027
James Topham	100,000 19,643 -	0.73 0.54 -	12-May-16 5-Mar-18 -	Nil Nil -	- - 35,234	- - 17,265
Andrew Harries	100,000 16,615 -	0.51 0.54 -	22-Nov-16 5-Mar-18 -	Nil Nil -	- - 29,293	- - 14,354

Notes:

(1)	Calculated using the closing share price on the Toronto Stock Exchange on December 31, 2013, Cdn$0.49, less the exercise price of the stock option(s).
(2)	Calculated using the closing share price on the Toronto Stock Exchange on December 31, 2013, Cdn$0.49.

Incentive plan awards – value vested or earned during the year

The following table sets forth details of the aggregate dollar value that would have been realized if awards had been exercised on the vesting date and the value of non-equity compensation earned during the year ended December 31, 2013 for each independent director of the Company (incentive plan awards were measured and valued in Canadian dollars, but presented below in US dollars at the average rate of Cdn$1.00 equals US$0.9711):

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)
Fabio Doninelli	Nil	3,042	N/A
Joseph Caprio	3,884	2,028	N/A
James Topham	Nil	2,535	N/A
Andrew Harries	Nil	2,028	N/A

Notes:

(1)

Amounts in this column reflect the value of stock options that vested in 2013 and were in-the-money on the vesting date. During 2013, Joseph Caprio had 100,000 options with exercise price of $0.48 vested on December 14, 2013. The closing price on the vesting date on the Toronto Stock Exchange was Cdn$0.52.

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(2)	Amounts in this column reflect share-based awards that were vested and released in 2013. Share-based awards were released as follows:

Name	Share-based awards vested	Vesting Date	Closing Price on Toronto Stock Exchange on vesting dates (Cdn$)
Fabio Doninelli	6,666	9-May-13	0.47
Joseph Caprio	4,444	9-May-13	0.47
James Topham	5,555	9-May-13	0.47
Andrew Harries	4,444	9-May-13	0.47

Report on Executive Compensation

Compensation Discussion and Analysis

One of the Compensation Committee’s roles is to design a compensation arrangement for the Company’s executive team that supports its business strategy to enhance the growth and profitability of the Company and allows the Company to attract and retain the key talent necessary to achieve the business objectives of the Company, as approved by the Board.

The Company has established compensation policies to address the following objectives:

  To assist the Company to attract and retain highly qualified individuals.

  To reward employees annually for achieving financial results.

  To create among employees a sense of ownership in the Company and to align the interests of the employees with those of the shareholder.

  To create a variable component to compensation that is linked to the Company’s business strategy, the Company’s ability to pay and the employee’s ability to influence results.

  To ensure competitive compensation that is also financially affordable for the Company.

  To provide a rational methodology for annual cash incentive and long-term equity: restricted share and stock option awards that employees understand and support.

  To attract and retain talented individuals to lead those functions important to the Company’s success.

The Company’s compensation plan is comprised of a combination of base salary and benefits, an annual cash incentive plan and annual long-term equity: restricted share and stock option awards.

To ensure competitiveness, the Company participates in annual compensation surveys, conducted by independent consultants, of salaries, benefits and other incentive programs in the high technology industry in Canada.

Base Salary and Benefits

Base salaries for senior management are targeted, on average at the 75th percentile of the comparator group and other relevant external market data as well as the individual’s skill performance and experience. In addition to the base salary, the Company offers a benefit package to all employees to cover group life insurance, health and dental, and a group Registered Retirement Savings Plan (RRSP). Senior management also receives a car allowance.

Pension Plan Benefits

Other than contributions to group retirement savings plans on behalf of the employee, the Company does not provide retirement benefits under defined benefit or defined contribution plans for its Named Executive Officers.

Annual Cash Incentive Compensation Plan

The Company’s annual cash incentive compensation plan for executives is based on the Compensation Objectives discussed above. Payments under this plan are determined based on

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the Company’s performance and success in achieving specific operating targets: 50% on annual revenue targets and 50% on annual EBITDA targets. In addition the CEO and CFO also have corporate objectives, the level of attainment of which are considered when determining the overall award for annual incentives. However, no bonus shall be paid if the Company is not profitable.

The on target cash bonuses for senior management are determined as a percentage of base salary and calculated at 75% of base salary for the CEO and 50% of base salary for the CFO. In the case of Mr. Broom, due to his partial year of service as Director of Operations and the timing of his appointment to General Manager, for 2013, his on target cash bonuses were calculated at 15% of base salary, of which 50% was determined based on the Company’s performance and success in achieving specific operating targets described above and 50% upon the achievement of personal objectives.

The specific annual revenue and EBITDA targets for fiscal 2013 were set very high but with attainable goals. While annual revenues fell short of the levels previously agreed with the Board, mainly due to economic conditions, management were able to balance investment in new strategic opportunities with tight cost controls and delivered a strong and positive annual EBITDA. Overall, for fiscal 2013, a financial multiplier of 44% was merited and awarded to the Named Executive Officers.

For the CEO and CFO, corporate objectives related to product development, operational performance efficiencies, customer and human resource initiatives were also set for 2013. The Board considered the achievement of the corporate objectives and determined that an objective attainment multiplier of 100% was merited and awarded. When considering the financial multiplier together with the objective attainment multiplier, an overall corporate multiplier of 44% was determined and used to calculate their annual cash and long-term equity awards related to fiscal 2013 performance.

For Mr. Broom, he was responsible for certain divisional objectives related to operational performance efficiencies. The CEO determined that an objective attainment multiplier of 70% was merited and was used to calculate his annual long-term equity awards related to fiscal 2013 performance.

Annual Long-Term Equity: Restricted Share Units Award

On May 9, 2012, the shareholders of the Company approved the adoption of the terms of a Restricted Share Unit Plan (the “RSU Plan”).

Under the RSU Plan, restricted share units (“RSUs”) are issued to directors, officers and employees of the Company, or its subsidiaries (“Eligible Persons”). The RSU Plan gives Eligible Persons the right to receive, at the discretion of the Board (or a committee thereof), Common Shares, which are not to be issued from treasury, without any monetary consideration payable to the Company. The Company has engaged a trustee to purchase the Common Shares on the public market, through the facilities of the Toronto Stock Exchange (the “TSX”), in connection with the granting of RSUs to Eligible Persons, which Common Shares are held by the trustee until such Eligible Person’s RSUs vest. The vesting of RSUs will be subject to time-based vesting terms, conditions and restrictions, as determined by the Board (or a committee thereof) in its sole discretion. To the extent that such criteria are attained, each RSU would be converted into one Common Share held by the trustee. On termination of employment for any reason whatsoever, all unvested RSUs will be forfeited. Upon death or total disability all unvested RSUs will immediately vest.

The RSUs are accounted for as a compensation expense under the fair value method of accounting.

In 2013, the Company has awarded a total of 430,196 RSUs to the Board of Directors and senior management. The RSU’s vest ratably over 12, 24 and 30 month periods

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Annual Long-Term Equity: Stock Option Award

On May 9, 2012, the shareholders of the Company approved the adoption of a new stock option plan (the “New Stock Option Plan”) in order to modernize and incorporate the changes to the TSX policies and regulations. In addition, the New Stock Option Plan addressed amendments to applicable Canadian income tax regulations, whereby issuers are required to collect withholding taxes from optionees in connection with option exercises.

Under the New Stock Option Plan, any increase in the number of outstanding common shares of the Company results in an increase in the number of common shares that are available to be issued under the plan in the future, and any exercise of an option previously granted under the plan results in an additional grant being available under the plan. All validly outstanding options existing on May 9, 2012 were counted for the purposes of calculating what may be issued under the New Stock Option Plan.

In 2013, the Company has awarded a total of 459,020 (2012 – Nil) stock options to the Board of Directors and senior management at a weighted average exercise price of Cdn$0.54 and fair value of Cdn$0.19 related to fiscal 2012’s performance.

Long Service: Stock Option Award

In 2011, the Company amended its compensation plan such that employees are entitled to a loyalty/long service grant of options at each fifth year anniversary with the Company. In 2013, no stock options were awarded to the Board or senior management related to long service.

Summary

In summary all cash amounts approved by the Committee for 2013 performance and all equity based incentive amounts for 2012 performance have been included in Summary Compensation Table contained within this Information Circular. The amount and terms of outstanding RSUs and stock options were not considered when determining the 2012 performance grants.

Overall the Committee believes that the various components of compensation are appropriately balanced to provide direction and motivation for the executive team to make a positive contribution to the Company’s overall success, thereby enhancing the value of the Company for its shareholders.

Termination and Change in Control Benefits

The Company has an employment agreement with each of the Named Executive Officers:

Dr. Chan’s contract may be terminated by her with six weeks’ notice and by the Company by paying: a) salary, accrued vacation pay and pro-rated performance bonus to the date of termination; and b) a lump sum severance equal to twelve (12) months base salary (based on the Executive’s base salary at the time of termination) plus a performance bonus at the 1.0x level (based on the Executive’s on-target reward level at the time of termination).

Mr. Chin’s contract may be terminated by him with eight weeks’ notice and by the Company by paying: a) salary, accrued vacation pay and pro-rated performance bonus to the date of termination; and b) a lump sum severance equal to twelve (12) months base salary (based on the Executive’s base salary at the time of termination) plus a performance bonus at the 1.0x level (based on the Executive’s on-target reward level at the time of termination).

Mr. Broom’s contract may be terminated by him with eight weeks’ notice and by the Company with a combination of notice and pay of two months, plus a further one month salary for each full year of employment with Company, but not less than four months up to a maximum of twelve months.

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Each agreement contains a twelve month Non-Competition and Non-Solicitation clause. The Company has no compensatory plan or arrangement to compensate the Named Executive Officers in the event of the termination of employment (resignation, retirement, or change of control) or in the event of a change in responsibilities following a change in control, except for usual notice or payment in lieu of notice requirements in the employment agreements of such Named Executive Officers in the event of termination without just cause. The vesting of RSUs and stock options is governed by the Company’s respective Plans.

If the employment of the Named Executive Officer were terminated without just cause on December 31, 2013, the Named Executive Officer would be paid an incremental amount outlined in the table below:

Name	Payment ($)
Amiee Chan	469,912
Arthur Chin	345,241
Ken Broom	50,144

Performance Graph

The following graph compares the yearly change over the past five years in the cumulative total shareholder return on the common shares of the Company with the cumulative total return on the Toronto Stock Exchange S&P/TSX Composite Index, assuming a Cdn$100 investment on December 31, 2008 and reinvestment of dividends.

The cumulative total return on an assumed Cdn$100 investment on December 31, 2008 would have grown to Cdn$102 on December 31, 2013; however, the Company’s executive compensation has generally increased at a higher rate. While total Named Executive Officer compensation was not directly correlated to this return, there has been a substantial return to the Company’s profitability since fiscal 2008 and in the Compensation Committee’s opinion, the increase, in overall compensation has been merited.

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EXECUTIVE COMPENSATION

Summary Compensation Table

During the Company’s fiscal year ended December 31, 2013, the aggregate compensation awarded to, earned by, paid or payable by the Company or its subsidiaries to its Named Executive Officers, all of whose financial statements are consolidated with those of the Company, was $1,013,813 (2012 - $1,341,301).

The following table reported in United States Dollars sets forth all annual and long term compensation accrued or paid by the Company and its subsidiaries for the years ended December 31, 2013, 2012 and 2011 for each Named Executive Officer of the Company as at December 31, 2013:

Non-Equity Incentive plan compensation ($)
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Share- based awards(1) (d)	Option based awards(2) (e)	Annual Incentive Plans(3) (f1)	Long-term incentive plans (f2)	Pension Value ($) (g)	All Other Compensation ($)(7) (h)	Total ($) (i)
Amiee Chan, (President and Chief Executive Officer)(4)	2013 2012 2011	277,346 280,224 242,736	95,688 48,038 N/A	30,511 N/A 48,064	91,524 275,917 Nil	N/A N/A N/A	18,444 27,807 12,137	5,455 5,431 207,973	518,967 637,378 510,910
Arthur Chin (Chief Financial Officer)(5)	2013 2012 2011	237,725 240,192 176,152	68,147 34,861 N/A	21,742 N/A 39,817	52,300 180,144 Nil	N/A N/A N/A	14,501 21,017 8,808	NA N/A N/A	394,415 476,214 224,777
Ken Broom (General Manager of Sinclair Technologies)(6)	2013	79,182	Nil	10,267	6,932	N/A	2,092	NA	98,473

Notes:

(1)

Amounts represent the grant date fair value of Restricted Share Units based on the assumption of 100% vesting. The fair value is determined by multiplying the Company’s share price by the number of RSUs granted and is amortized over the vesting period.

(2)	Amounts represent the grant date fair value of options based on the assumption of 100% vesting. The fair value is determined under the Black-Scholes Options Pricing Model.
(3)	Amounts paid or accrued related to the fiscal year of performance.
(4)

Dr. Chan received in 2013 director’s fee of $5,455 (2012 - $5,431) for being a director of the Company’s Swiss subsidiary. In 2011, Dr. Chan received a one-time payment of $202,280 and director’s fee of $5,693 for being a director of the Company’s Swiss subsidiary, for a total of $207,973.

(5)	Mr. Chin joined the Company on February 1, 2011.
(6)

Mr. Broom joined the Company on May 13, 2013 and was promoted to General Manager of the Sinclair Technologies division on November 22, 2013. The compensation includes the portion Mr. Broom earned in the position of Director of Operations for the Sinclair Technologies division from May 13, 2013 to November 21, 2013.

(7)	Perquisites under All Other Compensation are not in excess of CDN$50,000 or 10% of the total base salary paid to each Named Executive Officer for the years indicated and thus are not reported.

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Outstanding share-based awards and option-based awards

The following table sets forth details of outstanding awards for each Named Executive Officer of the Company as at December 31, 2013:

	Options based awards				Share based awards
Name	No. of securities underlying unexercised options	Options exercise price (Cdn$)	Options expiration date	Value of unexercised in the money options $ (Cdn$)(1)	Number of shares not vested	Market value of share based awards that have not vested (Cdn$)(2)
Amiee Chan	40,000 40,000 200,000 160,473 -	0.90 0.70 0.48 0.54 -	1-Apr-14 1-Apr-15 14-Dec-16 5-Mar-18 -	Nil Nil 2,000 Nil -	- - - - 268,183	- - - - 131,410
Arthur Chin	100,000 114,286 -	0.70 0.54 -	1-Feb-16 5-Mar-18 -	Nil Nil -	- - 191,956	- - 94,058
Ken Broom	25,000 35,000	0.48 0.51	13-May-18 22-Nov-18	250 Nil	- -	- -

Notes:

(1)	Calculated using the closing share price on the Toronto Stock Exchange on December 31, 2013, Cdn$0.49, less the exercise price of the stock option(s).
(2)	Calculated using the closing share price on the Toronto Stock Exchange on December 31, 2013, Cdn$0.49.

Incentive plan awards – value vested or earned during the year

The following table sets forth details of the aggregate dollar value that would have been realized if awards had been exercised on the vesting date and the value of non-equity compensation earned during the year ended December 31, 2012 for each Named Executive Officer of the Company (awards were measured and valued in Canadian dollars, but presented below in US dollars at the average rate of Cdn$1.00 equals US$0.9711):

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)
Amiee Chan	7,769	16,711	Nil
Arthur Chin	Nil	12,127	Nil
Ken Broom	Nil	N/A	Nil

Notes:

(1)

Amounts in this column reflect the value of stock options that vested in 2013 and were in-the-money on the vesting date. During 2013, Amiee Chan had 200,000 options with exercise price of $0.48 vested on December 14, 2013. The closing price on the vesting date on the Toronto Stock Exchange was Cdn$0.52.

(2)	Amounts in this column reflect share-based awards that were vested and released in 2013. Share-based awards were released as follows:

Name	Share-based awards vested	Vesting Date	Closing Price on Toronto Stock Exchange on vesting dates (Cdn$)
Amiee Chan	35,555	9-May-13	0.47
Arthur Chin	25,802	9-May-13	0.47

Pension plan benefits

Please refer to section “Report on Executive Compensation” for further information.

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Termination and change in control benefits

Please refer to section “Report on Executive Compensation” for further information.

MANDATE AND REPORT OF THE AUDIT COMMITTEE

The Audit Committee supports the Board in fulfilling its over-sight responsibilities regarding the integrity of the Company’s accounting and financial reporting, the Company’s internal controls and disclosure controls, the Company’s legal and regulatory compliance, the independence and performance of the Company’s external auditors and the management of the Company’s risks, credit worthiness, treasury plans and financial policy. Information regarding the Audit Committee, including its Charter is included attached hereto as Appendix “A”.

Membership

The Committee’s current members are James Topham (Chair), Fabio Doninelli and Joseph Caprio each of whom was reappointed on May 8, 2013. The Committee is currently and is expected to be comprised entirely of independent directors.

The Board has determined that each past, current and expected member of the Audit Committee is “financially literate”, has “accounting or related financial management expertise” and that the Audit Committee Chair is an “audit committee financial expert” as defined by applicable securities laws. The following lists the relevant education and experience of the members of the Audit Committee that are relevant to the member’s role on the committee.

Relevant Education and Experience

James Topham has 30 years of public practice experience as a Chartered Accountant and prior to his retirement in 2008, was a Technology Partner of KPMG’s Vancouver office. Mr. Topham currently serves on the Board of two other public technology companies as well as working with several other private technology companies. Mr. Topham was also a founder and for the first nine years, board member of the BC Technology Industry Association (“BCTIA”). In 2003, Mr. Topham founded the predecessor to the BC Cleantech CEO Alliance, to promote the cleantech industry in BC. He is a founder of BC Social Venture Partners, which has raised several million dollars towards funding specific community projects. Through these roles, Mr. Topham has developed experience and understanding reviewing financial statements, accounting principles, internal controls and financial reporting procedures for public companies. Mr. Topham has a computer science major and a Bachelor of Commerce degree with Honours, and was the most distinguished graduate, from the Commerce Faculty of the University of Saskatchewan (1972).

Fabio Doninelli is President and Board Member of Prismafin S.A., an international investment organization with offices in Chiasso and Zurich, Switzerland. Mr. Doninelli has extensive experience in strategic advisory, portfolio management, and structuring funds. From 1982 to 1986, Mr. Doninelli served as Vice President of Trading for the Zurich Stock Exchange. Mr. Doninelli also serves as Strategy Advisor to the Boards of several public and private companies around the world. In these senior executive capacities, Mr. Doninelli has developed experience and understanding reviewing financial statements, accounting principles, internal controls and financial reporting procedures for public companies.

Mr. Caprio has 35 years of experience as a recognized organizational development expert. Mr. Caprio is a former Associate Dean at Colgate University and has served as a management consultant and as the operating officer of entrepreneurial businesses. Mr. Caprio, who lives in New York, is a strong proponent of the participative management philosophy of the American Management Association and has counseled a number of successful organizations. In these capacities, Mr. Caprio has developed experience and understanding reviewing financial statements, accounting principles, internal controls and financial reporting procedures for public companies. Mr. Caprio holds a BS degree in management from the University of Rhode Island, Kingston, RI and an MA degree from Colgate University, Hamilton, NY.

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Meetings

The Committee meets at least once each quarter and reports on its activities to the Board. At each regularly scheduled quarterly meeting. The Committee meets separately with management and without management present, at each regularly scheduled meeting. During the year ended December 31, 2013, the Committee met four times.

Financial reporting

As part of its oversight of the Company’s financial statements, the Committee reviewed and recommended to the Board for approval, the public release and filing of the annual audited Consolidated Financial Statements and unaudited Condensed Interim Consolidated Financial Statements of the Company, including related news releases and MD&A. The Committee also reviewed throughout the year, any changes or adoption of significant accounting policies and significant estimates impacting the current and future financial statements of the Company.

External auditor

In accordance with the BCBCA, the Shareholders appoint the Company’s Auditor. In carrying out its responsibilities, the Committee has reviewed the qualifications and performance of the Auditor and recommends to the Board and to the Shareholders that Grant Thornton LLP, Chartered Accountants be reappointed as Auditor of the Company at the Meeting and that the directors be authorized to fix their remuneration.

The Committee is directly responsible for the oversight of the work of the external auditors, including reviewing relationships between the external auditors and the Company and resolution of disagreements between management and the external auditors regarding financial reporting, audit problems or other difficulties. The Chair of the Committee meets separately with the engagement partner from the external audit firm during the year independently of the Committee and management.

The Committee, on delegated authority from the Board, has the sole authority to approve all audit engagement fees and terms as well as the provision of any legally permissible non-audit services provided by the external auditors.

Audit, Audit related and non-audit services

All requests for non-prohibited audit, audit related and non-audit services provided by the external auditor and its affiliates to the Company are required to be pre-approved by the Committee. To enable this, the Company has implemented a process by which all requests for services involving the external auditor are reviewed by the Chief Financial Officer to ensure that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request. If the request passes this review, it is then presented to the Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting. If the timing of the request is urgent, it is provided to the Committee Chair for his/her review, evaluation and pre-approval or denial on behalf of the Committee (with the full Committee’s review at the next scheduled quarterly meeting). Throughout the year, the Committee monitors the actual versus approved expenditure for each of the approved requests.

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Fees paid to external auditors

The following table sets forth fees paid by the Company to Grant Thornton LLP in 2013 and 2012 (fees were paid in Canadian dollars, but presented below in US dollars at the average rate of Cdn$1.00 equals US$0.9711 for 2013 (2012 - Cdn$1.00 equals US$1.0105)):

	Audit Fees ($)	Audit Related Fees ($)	All Other Fees ($)	Total ($)
2013	203,973	-	-	203,973
2012	224,141	-	-	224,141

Audit fees are for services rendered for the audit of the annual consolidated financial statements and for the reviews of the quarterly financial statements.

Internal controls and disclosure controls

The Committee has oversight responsibility for management reporting on internal controls and requires that management implement and maintain appropriate internal control procedures. The Committee meets with the external auditors and with management to assess the adequacy and effectiveness of these systems of internal control. The Committee also reviews reports from the external auditors on the Company’s control environment and internal controls implemented to ensure any weaknesses identified have been remedied.

The Committee also monitors the Company’s financial reporting and disclosure controls processes.

Risk management

The Committee has oversight responsibility of the Company’s risks. The Committee reviewed the results of management’s risk assessment, the identification of key risks and the engagement of management to mitigate risk exposures. The Committee also reviewed the adequacy of the Company’s insurance coverages.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information as at December 31, 2013 about the Company’s compensation plans under which equity securities are authorized for issuance:

Plan Category		Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (Cdn $) (b)	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in the first column (a)) (c)
Equity compensation plans approved by shareholders	Stock Option Plan	2,070,159	$0.62	3,761,494
Equity compensation plans not approved by shareholders		Nil	Nil	Nil
Total		2,070,159	$0.62	3,761,494

The description of the stock option plan are set forth in note 16 “Issued Capital” of the Company’s consolidated financial statements for the year ended December 31, 2013, available under the Company’s profile on SEDAR at www.sedar.com or the Company’s website at www.norsat.com.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at March 26, 2014, no director or executive officer of the Company, proposed management nominee for election as a director of the Company or any associate or affiliate of any such director, executive officer or proposed nominee was indebted to the Company or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Company, including comparative financial information provided in the Company’s consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for the Company’s most recently completed financial year, is available on the SEDAR website at www.sedar.com.

The Company will provide to any person or company, upon request to the Chief Financial Officer of the Company, a copy of the Company's consolidated comparative financial statements for its most recently completed financial year together with the accompanying report of the auditor and MD&A, and any interim financial statements of the Company subsequent to the financial statements of the Company's most recently completed financial year that have been filed together with the relevant MD&A. The Company may require the payment of a reasonable charge if a person who is not a shareholder of the Company makes the request for information.

APPROVAL OF CIRCULAR

The contents and sending of this Information Circular have been approved by the Board of Directors of the Company on April 3, 2014.

DATED at Richmond, British Columbia, as of this 3rd day of April, 2014.

By Order of the Board of Directors

“Arthur Chin”

Arthur Chin
Chief Financial Officer

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Appendix A – Audit Committee Charter

The following audit committee charter has been extracted from the Board Mandate (“the Mandate”). The full text version of the Mandate can be found at the Company’s webpage at www.norsat.com under “Investors”/”Corporate Governance”.

AUDIT COMMITTEE CHARTER

1. OVERVIEW

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Norsat International Inc. (the “Company”) is to assist the Board in achieving its oversight responsibilities with respect to the Company. The Committee shall be governed by this Charter.

2. ORGANIZATION

The Committee shall be composed of not less than three Independent directors, as defined below. Each must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement (or be able to do so within a reasonable period of time after appointment to the Committee); and (c) at least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

3. DEFINITION OF WHAT CONSTITUTES INDEPENDENCE FOR DIRECTORS

For purposes of this Charter, an “Independent Director” is defined the same as that defined in the Board Mandate.

4. STATEMENT OF POLICY

The Committee shall provide assistance to the Board in fulfilling their responsibility to the shareholders, potential shareholders, and investment community relating to corporate reports of the Company. In so doing, it is the responsibility of the Committee to maintain free and open means of communication between the directors, the independent auditors, and the financial Management of the Company.

5. RESPONSIBILITIES

In carrying out its responsibilities, the Committee shall: (a) review the Company’s annual audited and quarterly financial statements prior to release to any shareholder, governmental body or the public, including any certification, report, opinion, or review rendered by the Company’s auditors; (b) review on an annual basis the independence of the Company’s auditor; (c) be directly responsible for the appointment, compensation and oversight of the auditors including pre-approving all non-audit services provided by the audit firm; (d) provide an assessment of the effectiveness of the Company’s internal controls over financial reporting; (e) at the request of the Board, review the Company’s other financial statements, reports and information submitted to any shareholder, governmental body or the public; and (f) perform such other duties and tasks as shall be requested by the Board in furtherance of the foregoing.

6. PROCEDURES

The Committee shall adhere to the following procedures in order to carry out its purpose and responsibilities:

  Annually, review with Management and recommend to the Board the appointment of independent auditors of the Company, its divisions and subsidiaries.

A-1

  Meet with the independent auditors and financial Management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors.

  Review with the independent auditors and the financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls, information technology controls, security and other matters relating to the Company, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper. Further, the committee periodically should review Company policy statements to determine their adherence to the code of conduct.

  Review the internal audit function of the Company including the independence and authority of its reporting obligations; the proposed audit plans for the coming year, and the coordination of such plans with the independent auditors.

  Receive prior to each meeting, an overview of findings from completed internal audits and a progress report on the proposed internal audit plan, with explanations for any deviations from the original plan.

  Prior to their release, review the financial statements contained in the annual report to shareholders with Management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in accounting principles should be reviewed.

  Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of Management present. Among the items to be discussed in these meetings are the independent auditors’ evaluation of the Company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit.

  Review accounting and financial human resources and succession planning within the Company.

  The Committee shall: (a) prepare minutes of all Committee minutes and distribute copies thereof to the Board; and (b) prepare an annual report to the Board specifying the actions the Committee took during the preceding year to satisfy its responsibilities hereunder. Specifically, the report shall disclose whether the Committee has reviewed and discussed the annual financial statements with Management, discussed the required items with the independent accountants and auditors, and received the written report from the auditors regarding their independence. Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

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